Filed by Stantec Inc. pursuant to
Rule 425 under the Securities Act of 1933 and deemed
filed pursuant To Rule 14a-12 under the
Securities Exchange Act of 1934.
Subject Company: The Keith Companies, Inc.
Commission File No. 000-26561

THE FOLLOWING PRESS RELEASE ANNOUNCING STANTEC INC.’S FIRST QUARTER 2005
RESULTS WAS ISSUED ON MAY 10, 2005

Additional Information and Where to Find It

In connection with the proposed merger, Stantec Inc. has filed a Registration Statement on Form F-4, a joint proxy statement/ prospectus and other related documents with the Securities and Exchange Commission (the “SEC ”). Shareholders of The Keith Companies, Inc. are advised to read these documents and any other documents relating to the merger that are filed with the SEC when they become available because they contain important information. Shareholders of the The Keith Companies, Inc. may obtain copies of these documents for free, when available, at the SEC’s website at www.sec.gov. These and such other documents may also be obtained for free from

Stantec
10160-112 Street
Edmonton, Alberta, Canada, T5K 2L6
Phone: (780) 917-7000 Fax: (780) 917-7330

and from:

The Keith Companies
19 Technology Drive
Irvine, California, USA 92618-2334

Phone: (949) 923-6000 Fax: (949) 923-6121

Stantec and TKC and their respective directors, executive officers and other members of their management and employees may be deemed to be participants in the solicitation of proxies in connection with Stantec’s proposed acquisition of TKC. Information regarding the special interests of these directors and executive officers in the transaction described herein will be included in the joint proxy statement/prospectus described above. Additional information regarding Stantec’s directors and executive officers is also included in its management information circular for its 2005 Annual Meeting of Shareholders, which was filed with the applicable securities commissions in Canada on or about March 31, 2005 and is available free of charge at the Canadian Securities Administrators’ web site at www.sedar.com or by contacting Stantec at the address or telephone number set forth above. Additional information regarding TKC’s directors and executive officers is also included its proxy statement for its 2005 Annual Meeting of Stockholders, which was filed with the SEC on or about April 12, 2005 and is available free of charge at the SEC’s web site at www.sec.gov or by contacting TKC at the address or telephone number set forth above.

Cautionary Note Regarding Forward Looking Statements

     This document contains forward-looking statements. In some cases, forward-looking statements can be identified by words such as “believe,” “expect,” “anticipate,” “plan,” “potential,” “continue” or similar expressions. Such forward-looking statements are based upon current expectations and beliefs and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. Some of the forward-looking statements contained in this document include statements about the proposed Stantec and TKC merger; including statements

1

that: (i) the merger will allow the combined company to realize strategic goals; (ii) the merger is expected to be accretive to earnings of the combined company; (iii) the merger will allow Stantec to increase its revenues from its United States operations by approximately 70%; (iv) the combination with TKC will allow Stantec opportunities to cross sell services to TKC’s client base; and (v) the TKC shareholders will realize a premium of approximately 30%. These statements are not guarantees of future performance, involve certain risks, uncertainties and assumptions that are difficult to predict, and are based upon assumptions as to future events that may not prove accurate. Therefore, actual outcomes and results may differ materially from what is expressed herein. For example, if TKC does not receive required shareholder approvals, if Stantec is unable to list its stock on a major US exchange or either party fails to satisfy other conditions to closing, the merger will not be consummated. In addition, the combined companies may not realize all or any of the expected benefits of the merger. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: global capital market activities, fluctuations in interest rates and currency values, the effects of war or terrorist activities, the effects of disease or illness on local, national, or international economies, the effects of disruptions to public infrastructure, such as transportation or communications, disruptions in power or water supply, industry and worldwide economic and political conditions, regulatory and statutory developments, the effects of competition in the geographic and business areas in which the companies operate, the actions of management, and technological changes. Actual results may differ materially from those contained in the forward-looking statements in this document.

2

News Release

Stantec

For Immediate Release

Stantec releases record first quarter earnings
Applies to list its shares on the New York Stock Exchange

EDMONTON AB (May 10, 2004) TSX:STN

•	Gross revenue increased 20.3% to C$141.1 million compared to C$117.3 million in the first quarter of 2004. Net revenue increased 15.0% to C$119.1 million from C$103.6 million while net income was up 19.0% to C$6.7 million compared to C$5.7 million. Basic earnings per share were C$0.36 in the first quarter of 2005 compared to C$0.31 the same period last year, an increase of 16.1%.

•	Following the close of the quarter, Stantec announced it reached an agreement to acquire The Keith Companies (NASDAQ:TKCI), a firm with approximately 850 employees primarily located in California. The transaction is expected to close in the third quarter.

•	Stantec has applied to list its common shares on the New York Stock Exchange.

“Our record performance continues to reinforce the strength of our business model,” says Tony Franceschini, Stantec President & CEO. “We had a good mix of organic and acquisition driven growth highlighted by many new project awards.”

Project activity was strong across the Company particularly in the health care, transportation, and wastewater treatment service sectors. In Toronto, Ontario Stantec secured a contract to provide structural engineering services for the expansion of Toronto Rehab, Canada’s largest rehabilitation hospital. The Company’s Transportation Infrastructure team has been awarded a term agreement to provide ongoing transportation engineering services for the New York State Thruway Authority with the first two assignments being the design of a rebuild of a toll plaza and expansion of six rest stops in upstate New York. In Reno, Nevada the Company is providing data collection, master planning, and design services for the upgrade and rehabilitation of 19.2 kilometres (12 miles) of the municipal sewer system. And in Vancouver, British Columbia Stantec is the prime consultant for the design of the Whistler Sliding Centre in preparation for the 2010 Olympic Winter Games. Scheduled for completion in 2007, the facility will be the venue for the bobsleigh, luge, and skeleton events.

“Our results again showcase the contribution of our employees in executing our business strategy,” adds Franceschini. “It is because of their efforts day in and day out that Stantec has been able to achieve success and it is their passion that will make us successful in the future.”

Stantec’s Annual Meeting of Shareholders is being held today at 1:00 PM EDT (11:00 AM MDT) at Stantec’s head office in Edmonton, Alberta, 10160 — 112 Street. The first quarter Conference Call, to be held today at 4:00 PM EDT (2:00 PM MDT), will be broadcast live and archived on Stantec’s web site at stantec.com in the Investor Relations section.

Stantec provides comprehensive professional services in planning, engineering, architecture, interior design, landscape architecture, surveying and geomatics, environmental sciences, project management, and project economics. The Company supports clients at every stage, from initial concept and financial feasibility to project completion and beyond. Services are offered through more than 4,000 employees operating out of 50 locations in North America and the Caribbean. Stantec trades on the Toronto Stock Exchange under the symbol STN.

Media Contact Jay Averill Media Relations Stantec Tel: 780-917-7441	Investor Contact Simon Stelfox Investor Relations Manager Stantec Tel: 780-917-7288	stantec.com

- continued -

Consolidated Balance Sheets
Consolidated Statements of income and Retained Earnings
Consolidated Statements of Cash Flows
Notes to the Consolidated Financial Statements
OVERALL PERFORMANCE
SUMMARY OF QUARTERLY RESULTS
RESULTS OF OPERATIONS
LIQUIDITY AND CAPITAL RESOURCES
PROPOSED TRANSACTIONS
OUTLOOK
OTHER

STANTEC INC.

Consolidated Balance Sheets

Unaudited

	March 31 2005	December 31 2004
(Columnar figures stated in thousands of Canadian dollars)	$	$

ASSETS
Current
Cash and cash equivalents	18,850	37,890
Accounts receivable, net of allowance for doubtful accounts of $19,198 in 2005 ($21,095 - 2004)	104,816	112,476
Costs and estimated earnings in excess of billings	44,031	40,861
Income taxes recoverable	3,915	—
Prepaid expenses	3,462	4,165
Future income tax assets	8,647	8,532
Other assets	4,755	4,831

	188,476	208,755
Property and equipment	49,649	48,262
Goodwill	85,752	84,694
Intangible assets	6,053	6,278
Future income tax assets	5,693	6,357
Other assets	9,096	7,754

	344,719	362,100

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current
Accounts payable and accrued liabilities	62,656	78,718
Billings in excess of costs and estimated earnings	19,422	18,832
Income taxes payable	—	5,732
Current portion of long-term debt (note 3)	9,507	12,820
Future income tax liabilities	10,015	10,653

	101,600	126,755
Long-term debt (note 3)	19,020	21,155
Other liabilities	18,780	16,818
Future income tax liabilities	8,235	8,316

	147,635	173,044

Shareholders’ Equity
Share capital (note 4)	88,138	87,656
Contributed surplus (note 4)	2,740	2,544
Cumulative translation account	(18,336)	(19.018)
Retained earnings	124,542	117,874

	197,084	189,056

	344,719	362,100

See accompanying notes

STANTEC INC.

Consolidated Statements of Income and Retained Earnings

Unaudited

	For the quarter ended March 31
	2005	2004
(Columnar figures stated in thousands of Canadian dollars, except per share amounts)	$	$
INCOME
Gross revenue	141,144	117,317
Less subconsultant and other direct expenses	22,011	13,751

Net revenue	119,133	103,566
Direct payroll costs	54,439	47,540

Gross margin	64,694	56,026
Administrative and marketing expenses	51,262	43,809
Depreciation of property and equipment	2,764	2,624
Amortization of intangible assets	238	137
Net interest expense	75	674
Foreign exchange losses	61	11
Share of income from associated companies	(68)	(125)

Income before income taxes	10,362	8,896

Income taxes
Current	3,828	4,420
Future	(201)	(1,182)

	3,627	3,238

Net income for the period	6,735	5,658

Retained earnings, beginning of period	117,874	88,266
Net income for the period	6,735	5,658
Shares repurchased (note 4)	(67)	(355)

Retained earnings, end of period	124,542	93,569

Weighted average number of shares outstanding — basic	18,917,670	18,373,983

Weighted average number of shares outstanding — diluted	19,424,308	19,176,483

Shares outstanding, end of period	18,933,019	18,464,818

Earnings per share
Basic	0.36	0.31

Diluted	0.35	0.30

See accompanying notes

STANTEC INC.

Consolidated Statements of Cash Flows

Unaudited

	For the quarter ended March 31
	2005	2004
(Columnar figures stated in thousands of Canadian dollars)	$	$

CASH FLOWS FROM (USED IN) OPERATING ACTIVITIES

Cash receipts from clients	151,134	124,568
Cash paid to suppliers	(53,263)	(43,856)
Cash paid to employees	(92,124)	(82,241)
Dividends from equity investments	250	200
Interest received	1,264	1,747
Interest paid	(1,321)	(2,360)
Income taxes paid	(13,475)	(2,066)

Cash flows used in operating activities	(7,535)	(4,018)

CASH FLOWS FROM (USED IN) INVESTING ACTIVITIES

Business acquisitions, including cash acquired and bank indebtedness assumed (note 2)	(700)	—
Purchase of investments held for self-insured liabilities	(1,726)	—
Proceeds on disposition of investments	432	—
Purchase of property and equipment	(4,151)	(4,750)
Proceeds on disposition of property and equipment	2	33

Cash flows used in investing activities	(6,143)	(4,717)

CASH FLOWS FROM (USED IN) FINANCING ACTIVITIES

Repayment of long-term debt	(5,882)	(6,275)
Net change in bank indebtedness financing	—	15,342
Repurchase of shares for cancellation (note 4)	(83)	(439)
Proceeds from issue of share capital (note 4)	440	855

Cash flows from (used in) financing activities	(5,525)	9,483

Foreign exchange gain on cash held in foreign currency	163	53

Net increase (decrease) in cash	(19,040)	801
Cash, beginning of period	37,890	7,343

Cash, end of period	18,850	8,144

See accompanying notes

STANTEC INC.

Notes to the Consolidated Financial Statements

Unaudited

1. General Accounting Policies

These unaudited interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles on a basis consistent with those used in the preparation of the annual December 31, 2004, consolidated financial statements. Because the disclosures included in these interim consolidated financial statements do not conform in all respects to the requirements of generally accepted accounting principles for annual financial statements, these interim consolidated financial statements should be read in conjunction with the December 31, 2004, annual consolidated financial statements. In management’s opinion, these interim consolidated financial statements include all the adjustments necessary to present fairly such interim consolidated financial statements. The consolidated statements of income and retained earnings and cash flows for interim periods are not necessarily indicative of results on an annual basis due to short-term variations as well as the timing of acquisitions, if any, during interim periods.

Principles of Consolidation

Effective January 1, 2005, the Company adopted Accounting Guideline 15-Consolidation of Variable Interest Entities. These consolidated financial statements include the accounts of the Company and its majority-owned subsidiaries that are not considered to be variable interest entities (VIEs) and all VIEs for which the Company is the primary beneficiary. All significant intercompany accounts and transactions have been eliminated. The adoption of this accounting guideline has not had an impact on the interim consolidated financial statements.

2. Business Acquisitions

Acquisitions are accounted for under the purchase method of accounting, and the results of earnings since the respective dates of acquisition are included in the consolidated statements of income. The purchase prices of acquisitions are generally subject to price adjustment clauses included in the purchase agreements. From time to time, as a result of the timing of acquisitions in relation to the Company’s reporting schedule, certain of the purchase price allocations may not be finalized at the initial time of reporting. In the case of some acquisitions, the additional consideration payable based on future performance parameters may be adjusted upward or downward. As at March 31, 2005, the maximum contingent consideration that may be payable in 2005 and future years is approximately $12,000. Such additional consideration is recorded as additional goodwill in the period in which the consideration to be paid is confirmed.

During the first quarter of 2005, the Company paid additional contingent consideration in connection with the Cosburn Patterson Mather Limited (2002) acquisition and adjusted the purchase price on the GBR Architects Limited (2004) acquisition pursuant to price adjustment clauses included in the purchase agreements.

During the first quarter of 2004, the Company reduced the purchase price in connection with the Cosburn Patterson Mather Limited (2002), The Spink Corporation (2001), and the APAI Architecture Inc. (2003) acquisitions pursuant to price adjustment clauses in the purchase agreements.

Details of the aggregate consideration given and of the fair values of net assets acquired or adjusted for in the first quarter of each year are as follows:

	2005	2004
(in thousands of Canadian dollars)	$	$

Cash consideration	700	—
Promissory notes, due 2004 through 2007	105	(205)

Purchase price	805	(205)

Assets and liabilities acquired at fair values
Non-cash working capital	263	71
Property and equipment	(9)	—
Goodwill	606	(276)
Future income taxes	(55)	—

Net assets acquired	805	(205)

All of the goodwill is non-deductible for income tax purposes.

STANTEC INC.

Notes to the Consolidated Financial Statements

Unaudited

3. Long-Term Debt

	March 31 2005	December 31 2004
(in thousands of Canadian dollars)	$	$

Non-interest-bearing note payable	114	111
Other non-interest-bearing notes payable	4,227	7,862
Bank loan	22,236	23,997
Mortgages payable	1,750	1,765
Other	200	240

	28,527	33,975
Less current portion	9,507	12,820

	19,020	21,155

The Company has a revolving credit facility in the amount of $30 million to support general business operations. None of this facility was accessed at March 31, 2005, or December 31, 2004. All assets of the Company are held as collateral under a general security agreement for the bank loan and bank indebtedness. The mortgages payable are supported by first mortgages against land and buildings.

The interest expense on long-term debt in 2005 was $354,000 (2004 — $495,000),

4. Share Capital

	As at March 31
	Capital Stock				Contributed Surplus
	2005		2004		2005	2004
	# of Common		# of Common
(in thousands of Canadian dollars)	Shares	$	Shares	$	$	$

Balance, beginning of year	18,871,085	87,656	18,327,284	84,281	2,544	1,842
Share options exercised for cash	64,834	440	155,434	855	—	—
Stock-based compensation expense					254	178
Shares repurchased under normal course issuer bid	(2,900)	(15)	(17,900)	(83)	(1)	(1)
Reclassification of fair value of stock options previously expensed	—	57	—	—	(57)	—

Balance, as at March 31	18,933,019	88,138	18,464,818	85,053	2,740	2,019

During 2005, 2,900 common shares (2004 — 17,900) were repurchased for cancellation pursuant to an ongoing normal course issuer bid at a cost of $83,000 (2004 — $439,000). Of this amount, $15,000 and $1,000 (2004 — $83,000 and $1,000) reduced the share capital and contributed surplus accounts respectively, with $67,000 {2004 — $355,000) being charged to retained earnings.

During 2005, the Company recognized stock-based compensation expense of $349,000 (2004 — $267,000) in administrative and marketing expenses. The amount relating to the fair value of the options granted ($254,000; 2004 — $178,000) was reflected through contributed surplus, and the amount relating to deferred share unit compensation ($95,000; 2004 — $89,000) was reflected through accrued liabilities. Upon the exercise of share options for which a stock-based compensation expense has been recognized, the cash paid together with the related portion of contributed surplus is credited to share capital.

STANTEC INC.

Notes to the Consolidated Financial Statements

Unaudited

5. Segmented information

The Company provides comprehensive professional services in the area of infrastructure and facilities. The Company considers the basis on which it is organized, including geographic areas and service offerings, in identifying its reportable segments. Operating segments of the Company are defined as components of the Company for which separate financial information is available that is evaluated regularly by the chief operating decision maker in allocating resources and assessing performance. The chief operating decision maker is the Chief Executive Officer of the Company.

All operations of the Company are included in one reportable segment as Consulting Services, which provides services throughout North America and internationally.

Geographic information

	For the quarter ended		For the quarter ended
	March 31, 2005		March 31, 2004
		Property		Property
		and		and
		Equipment,		Equipment
		Goodwill,		Goodwill,
	Gross	Intangible	Gross	Intangible
	Revenues	Assets	Revenues	Assets
(in thousands of Canadian dollars)	$	$	$	$

Canada	86,916	88,372	78,944	103,351
United States	53,156	52,616	36,615	38,673
International	1,072	466	1,758	492

	141,144	141,454	117,317	142,516

6. Employee Future Benefits

The Company contributes to group retirement savings plans and an employee share purchase plan based on the amount of employee contributions subject to maximum limits per employee. The Company accounts for such contributions as an expense in the period in which they are incurred. The expense recorded in 2005 was $2,004,000 (2004 — $1,779,000).

7. Subsequent Events

Subsequent to the quarter-end, the Company entered into an agreement to acquire the shares and business of The Keith Companies, Inc. for a combination of cash consideration and Stantec common shares. This transaction is subject to customary conditions, including approval by The Keith Companies, inc. shareholders. In conjunction with the transaction, the Company has applied to become a US Securities and Exchange Commission registrant and to have the Company’s common shares listed on the New York Stock Exchange, in addition to the existing Toronto Stock Exchange listing. The estimated total consideration, excluding transaction costs, is expected to be comprised of approximately 3.9 million common shares valued at US$91.5 million and cash consideration of approximately US$90.4 million. The estimated cash consideration will be financed through the utilization of the Company’s existing cash and available credit facilities as well as the use of part of The Keith Companies, Inc. cash. The portion of The Keith Companies, Inc. cash that can be used to finance the transaction is subject to restrictions outlined in the merger agreement. These restrictions may require the Company to continue to hold a portion of The Keith Companies, Inc. cash and to obtain additional credit to finance the cash holdings: The transaction is expected to close during the third quarter of 2005.

8. Comparative Figures

Certain comparative figures have been reclassified to conform to the presentation adopted for the current year.

Management’s Discussion and Analysis

This Management’s Discussion and Analysis of Stantec’s operations and cash flows for the quarter ended March 31, 2005 should be read in conjunction with the Company’s unaudited interim consolidated financial statements and related notes for the quarter ended March 31, 2005, Management’s Discussion and Analysis and audited consolidated financial statements and related notes included in the 2004 Annual Report and the Report to Shareholders contained in the 2005 First Quarter Report. The Company continues to use the same accounting policies and methods as those used in 2004 except as disclosed in note 1 to the unaudited interim consolidated financial statements for the quarter ended March 31, 2005. This policy was adopted in accordance with Accounting Guideline 15 — Consolidation of Variable Interest Entities (VIEs). The guideline provides the framework for identifying VIEs and procedures to determine when they should be included in the consolidated results. The adoption of this accounting guideline has not had an impact on the interim consolidated financial statements. Additional information regarding the Company, including the Annual Information Form, is available on SEDAR at www.sedar.com.

This report includes references to and uses terms that are not specifically defined in the Canadian Institute of Chartered Accountants Handbook and do not have any standardized meaning prescribed by Canadian generally accepted accounting principles (GAAP). These non-GAAP measures may not be comparable to similar measures presented by other companies. We refer to and use the terms “net revenue” and “gross margin” throughout our analysis. In the course of providing services, we incur certain direct costs for subconsultants, equipment and other expenditures that are recoverable directly from our clients. The revenue associated with these direct costs is included in our gross revenue. Since such direct costs and their associated revenue can vary significantly from contract to contract, changes in our gross revenue may not be indicative of our revenue trends. Accordingly, we also report net revenue, which is defined as gross revenue less subconsultant and other direct expenses. Gross margin is defined as net revenue less direct payroll costs.

This report includes forward-looking statements that are based on current expectations and are therefore subject to risks and uncertainties. These statements can be identified by the use of forward-looking terminology such as “expects,” “believes,” “may,” “will,” “should,” “estimates,” “anticipates,” or the negative thereof or other variations thereon. We caution readers that, by their nature, forward-looking statements involve risks and uncertainties and that the Company’s actual actions or results may differ materially. The Company does not undertake to update any forward-looking statement, whether written or verbal, that may be made from time to time by the organization or on its behalf. Reference should also be made to the Caution Regarding Forward-Looking Statements and the Risk section in Management’s Discussion and Analysis included in the 2004 Annual Report.

OVERALL PERFORMANCE

Gross revenue for Q1 05 increased by 20.3% to $141.1 million from $117.3 million in Q1 04. Net revenue increased by 15.0% to $119.1 million compared to $103.6 million and net income increased by $1.0 million to $6.7 million. Basic earnings per share for Q1 05 were $0.36 and diluted earnings per share were $0.35, compared to basic and diluted earnings per share for Q1 04 of $0.31 and $0.30 respectively. During Q1 05, we reduced our level of investment in costs and estimated earnings in excess of billings and in accounts receivable (i.e., number of days’ revenues) to 95 days at the end of the first quarter from 101 days at the end of 2004.

Cash flows used in operating activities during Q1 05 were $7.5 million compared to $4.0 million in Q1 04. This change was due to an increase in income taxes paid of $11.4 million in Q1 05 compared to Q1 04, offset by the impact of the reduction of our investment in other working capital in Q1 05 compared to the change in Q1 04. The increase in cash used in financing activities of $15.0 million in Q1 05 compared to Q1 04 is due to the bank indebtedness financing obtained in Q1 04 to finance our increased investment in costs and estimated earnings in excess of billings as further explained in the Liquidity and Capital Resources section.

There have been no significant changes to the industry environment or market opportunities as discussed in the Future Expectations section of the 2004 Annual Report.

The table below summarizes our key operating results on a percentage of net revenue basis and the percentage increase in the dollar amount of these results on a quarter-to-quarter basis:

	Quarter ended March 31
	% of Net Revenue		% Increase*
	2005	2004	2005 vs. 2004
Gross revenue	118.5%	113.3%	20.3%
Net revenue	100.0%	100.0%	15.0%
Direct payroll costs	45.7%	45.9%	14.6%
Gross margin	54.3%	54.1%	15.5%
Administrative and marketing expenses	43.0%	42.3%	17.0%
Depreciation of property and equipment	2.3%	2.5%	5.3%
Amortization of intangible assets	0.2%	0.1%	73.7%
Net interest expense	0.1%	0.7%	(88.9%)
Foreign exchange losses	0.1%	0.0%	n/a
Share of income from associated companies	0.1%	0.1%	(45.6%)
Income before income taxes	8.7%	8.6%	16.5%
Income taxes	3.0%	3.1%	12.0%
Net income for the period	5.7%	5.5%	19.0%

*	% increase calculated based on the dollar change from the comparable period.

SUMMARY OF QUARTERLY RESULTS

The following table sets forth selected data, derived from our consolidated financial statements, for each of the eight most recently completed quarters. This information should be read in conjunction with the applicable interim unaudited and annual audited consolidated financial statements and related notes thereto.

Quarterly unaudited financial information (in thousands of Canadian dollars, except per share data)

	Jun 30, 2004	Sep 30, 2004	Dec 31, 2004	Mar 31, 2005
Gross revenue	136,815	139,751	126,996	141,144
Net income	6,445	8,488	9,599	6,735
EPS — basic	0.35	0.46	0.52	0.36
EPS — diluted	0.33	0.44	0.50	0.35

	Jun 30, 2003	Sep 30, 2003	Dec 31, 2003	Mar 31, 2004
Gross revenue	119,076	120,810	111,616	117,317
Net income	6,457	7,251	6,350	5,658
EPS — basic	0.35	0.40	0.35	0.31
EPS — diluted	0.34	0.38	0.33	0.30

The following items impact the comparability of our quarterly results:

	Q2 04 vs.	Q3 04 vs.	Q4 04 vs.	Q1 05 vs.
(in thousands of Canadian dollars)	Q2 03	Q3 03	Q4 03	Q1 04
Increase (decrease) in gross revenue due to:
Acquisitions completed in current and prior two years	10,080	12,832	14,636	23,209
Net internal growth	9,399	7,547	3,418	3,267
Impact of foreign exchange rates on revenue earned by foreign subsidiaries	(1,740)	(1,438)	(2,674)	(2,649)
Total increase in gross revenue	17,739	18,941	15,380	23,827

The increase in gross revenue of $23.8 million for Q1 05 over Q1 04 is due primarily to growth from acquisitions. The four acquisitions completed in the final three quarters of 2004 account for $20.7 million of this increase.

RESULTS OF OPERATIONS

The Company operates in one reportable segment, which is consulting services. We provide knowledge-based solutions for infrastructure and facilities projects through value-added professional services principally under fee-for-service agreements with clients.

Gross Revenue

The net increase in gross revenue was $23.8 million for Q1 05 over Q1 04, is due to growth from acquisitions of $23.2 million, internal growth of $3.2 million offset by the impact of foreign exchange rates on revenue earned by foreign subsidiaries of $2.6 million.

Gross Margin

Gross margin as a percentage of net revenue was 54.3% for Q1 05, compared to 54.1% for Q1 04. We expect our annual gross margin in 2005 to be in the range of 53 to 55% of net revenue. Margins may fluctuate from quarter to quarter as a result of the mix of projects in progress during any quarter.

Administrative and Marketing Expenses

Administrative and marketing expenses as a percentage of net revenue were 43.0% for Q1 05, compared to 42.3% for Q1 04 and to our expectation for fiscal 2005 of between 40 and 42%. Administrative and marketing expenses may fluctuate from quarter to quarter as a result of the amount of staff time charged to marketing and administrative labor, which is influenced by the mix of projects in progress and being pursued during the quarter. In addition, our costs have increased in dollar terms by $7.5 million compared to Q1 04, which is primarily a result of the acquisitions completed in the final three quarters of fiscal 2004 and the sale of our office building in Edmonton, Alberta in Q4 04. As a result of this sale, our rental expense increased by approximately $600,000 in Q1 05 compared to Q1 04.

Depreciation of Property and Equipment

Depreciation of property and equipment as a percentage of net revenue decreased to 2.3% in Q1 05 compared to 2.5% in Q1 04. The sale of our Edmonton office building in Q4 04 resulted in a reduction in depreciation expense of approximately $220,000 per quarter. This reduction was offset by an increase in depreciation expense arising from acquisitions completed in the final three quarters of fiscal 2004 of $270,000.

Amortization of Intangible Assets

The timing of completed acquisitions, as well as the type of intangible assets acquired, impacts the amount of amortization of intangible assets. Client relationships and other intangible assets are amortized over estimated useful lives ranging from 10 to 15 years, whereas contract backlog is amortized over an estimated useful life of generally less than one year. As a result, the impact of amortization of contract backlog can be significant in the two to three quarters following an acquisition. During Q1 05, $50,000 of the amortization expense recorded related to contract backlog ($4,000 — Q1 04) and $188,000 related to client relationships and other intangible assets ($133,000 — Q1 04). The increase in amortization of intangible assets related to both The Sear-Brown Group Inc. and Dunlop Architects Inc. acquisitions. As at March 31, 2005, contract backlog was fully amortized.

Net Interest Expense

The reduction of net interest expense in Q1 05 of $599,000 compared to Q1 04 was a result of maintaining a positive cash position throughout Q1 05 compared to bank indebtedness of $32.5 million at the end of Q1 04. In addition, our total long-term debt position throughout Q1 05 was less than it was throughout Q1 04, which contributed to the reduction in overall interest expense.

Income Taxes

Our effective income tax rate for Q1 05 was 35.0%, compared to 32.4% for the year ended December 31, 2004. Our estimated income tax rate is adjusted quarterly, based on changes in statutory rates in the jurisdictions in which we operate, as well as on our estimated earnings in each of those jurisdictions. For 2005, we are expecting an increase in the proportion of income earned by our US operations. As the US has higher statutory income tax rates than Canada, the estimated income tax rate for 2005 has increased over 2004.

LIQUIDITY AND CAPITAL RESOURCES

Working capital (current assets less current liabilities) at the end of Q1 05 was $86.9 million compared to $82.0 million at the end of Q4 04. Current assets decreased by $20.3 million and current liabilities decreased by $25.2 million. The majority of the decrease in current assets was due to the reduction in cash and cash equivalents. We began the 2004 fiscal year with $7.3 million of cash. However, as a result of the implementation of our enterprise management system in Q4 03 and the significant increase in our investment in costs and estimated earnings in excess of billings into Q1 04, we increased the use of our operating line in Q1 04 by $15.3 million through short term bank financing. By the end of 2004, we achieved a significant reduction in our investment in costs and estimated earnings in excess of billings, which allowed us to repay this short term debt. This improvement, as well as the net cash proceeds received on the sale of our Edmonton office building iate in 2004, resulted in a cash position of $37.9 million at the beginning of 2005. The net decrease in cash of $19.0 million during Q1 05 is due primarily to the timing of committed cash outflows that occur during the first quarter of each year particularly the payment of employee incentive bonuses and fiscal year end tax liabilities.

Cash flows used in operating activities during Q1 05 were $7.5 million compared to $4.0 million in Q1 04. This change was mainly due to an increase in income taxes paid of $11.4 million. Income taxes owing at the end of 2003 were lower than normal due to the high level of investment in costs and estimated earnings in excess of billings at that time. This resulted in lower income tax payments in Q1 04 as well as lower income tax installment requirements for 2004. Our tax payments in Q1 05 increased over Q1 04 to cover the higher income tax liability outstanding at the end of 2004 as well as to cover the increased income tax installments required for 2005.

Another significant change in working capital in Q1 05 is the net reduction in investment in accounts receivable and costs and estimated earnings in excess of billings. As familiarity and efficiencies are being realized with the enterprise management system implemented in Q4 03, improved project management, invoicing and collection procedures have enabled the Company to reduce its net investment. Accounts payable and accrued liabilities have decreased by $16.1 million partially due to the payment of the annual employee bonus plan which is paid during the first quarter of each year.

As a professional service organization, we are not capital intensive. Expenditures are primarily for property and equipment including such items as computer equipment and business information systems software, furniture, leasehold improvements and other office and field equipment. Capital expenditures for Q1 05 were $4.2 million. This is within the expected range for 2005 to support ongoing operational activity. During Q1 05 capital expenditures were financed by cash flows from operations.

Share options exercised for cash during Q1 05 generated cash of $440,000 compared to $855,000 in Q1 04.

PROPOSED TRANSACTIONS

Subsequent to the quarter-end, we entered into an agreement to acquire the shares and business of The Keith Companies, Inc. This transaction is subject to customary conditions, including approval by The Keith Companies’ shareholders. In conjunction with the transaction, we have applied to become a US Securities and Exchange Commission registrant and applied to have our common shares listed on the New York Stock Exchange, in addition to the existing Toronto Stock Exchange listing. Consideration will be a combination of cash and shares. The estimated cash consideration is expected to be US$90.4 million, which will be financed through the utilization of our existing cash and available credit facilities as well as the use of part of The Keith Companies’ cash. The portion of The Keith Companies’ cash that can be used to finance the transaction is subject to restrictions outlined in the merger agreement. These restrictions may require us to continue to hold a portion of The Keith Companies’ cash and to obtain additional credit to finance the cash holdings.

The transaction is expected to be accretive to our earnings while significantly strengthening our presence in Southern California. The transaction is expected to close during the third quarter of 2005.

OUTLOOK

The outlook for the remainder of 2005 continues to be positive as our Company operates in a highly diverse infrastructure and facilities market within a North American economy that varies significantly from region to region. Expectations remain consistent with those described in the Management’s Discussion and Analysis included in the December 31, 2004 Annual Report.

OTHER

Outstanding Share Data

As at May 6, 2005, there were 18,934,119 common shares and 1,001,499 share options outstanding. As at March 31, 2005, there were 18,933,019 common shares and 1,006,499 share options outstanding.